U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K   [X] Form 10-Q, [  ] Form 10-D,  [  ]  Form N-SAR  [  ]  Form N-CSR

For Period Ended:  June 30, 2022

[  ]

Transition Report on Form 10-K

[  ]

Transition Report on Form 20-F

[  ]

Transition Report on Form 11-K

[  ]

Transition Report on Form 10-Q

[  ]

Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:       SCIENTIFIC ENERGY, INC.

Former Name if Applicable:                    N/A

Address of Principal Executive Offices (Street and Number):

                       27 Weldon Street

City, State and Zip Code:   Jersey City, New Jersey 07306

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if  applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Scientific Energy, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2022 within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete the preparation of the Form 10-Q. The Company expects to file the Form 10-Q within five calendar days following the prescribed due date.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Stanley Chan	(852)	2530-2089
Name	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  Yes [X]  No [  ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCIENTIFIC ENERGY, INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Stanley Chan
Stanley Chan, President

August 12, 2022